UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 MatrixOne, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57685P304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen Levithan
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective
Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this Schedule 13D Amendment No. 1 for additional information.

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective
Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this Schedule 13D Amendment No. 1 for additional information.

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective
Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this Schedule 13D Amendment No. 1 for additional information.

Cusip No.      57685P304
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                    *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,121,900*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:               *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,121,900*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    3,121,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC ("OPP"), Oliver Press Investors, LLC ("OPI"), Augustus K. Oliver ("Oliver") and Clifford Press ("Press", and, collectively with OPP, OPI and Oliver, the "Filing Parties"), who share sole voting and investment power over the 286,200 shares of common stock of MatrixOne, Inc., a Delaware corporation (the "Company"), owned by Davenport Partners, L.P. and the 2,835,700 shares of common stock of the Company owned by Pierson Partners, L.P. On December 2, 2005, OPP, Davenport Partners, L.P., Pierson Partners, L.P. and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. As a result of filing such complaint, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective
Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group." See Item 4 of this Schedule 13D Amendment No. 1 for additional information.

Item 4.   Purpose of Transaction.
          ----------------------

Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          Davenport and Pierson purchased the Shares because OPP, as their investment adviser, believed the Shares to be undervalued. The Filing Parties intend over time to take any and all action available to them to realize the value which they believe is inherent in the Shares. These actions will include meeting with management and other Company shareholders to exchange views regarding the strategic direction of the Company. In addition, such actions may include seeking to have the Company pursue an extraordinary transaction such as a sale or a merger.

          The Filing Parties are in the process of reviewing the various amendments to the Company's employee stock plans (the "Amendments") recently proposed for the Company's 2005 Annual Meeting. Based upon a preliminary assessment, the Filing Parties believe the Amendments compound an already highly dilutive stock award program, involve an unfair exchange of value and are an inappropriate reward for a management that has significantly underperformed in its basic business and in delivering market value to its stockholders.

          Messrs. Oliver and Press have met with Mark F. O'Connell, Chief Executive Officer of the Company, and other Company officers to review the Company's financial performance and to discuss other strategic issues, including the possibility of Board representation and the possibility of the Company pursuing an extraordinary transaction. Messrs. Oliver and Press also spoke by telephone on December 2, 2005 with Mr. O'Connell and W. Patrick Decker, chair of the Nominating Committee of the Board concerning the Filing Parties' view that nominees representing the interests of the Company's shareholders needed to be added to the Board. Mr. Decker advised Messrs. Oliver and Press that the Nominating Committee would not consider the issue of Board representation prior to the annual meeting of shareholders scheduled for December 22, 2005 and that no nominations of directors by a shareholder would be recognized if made after the May 27, 2005 deadline in the Company's bylaws.

          As a consequence, on December 2, 2005, OPP, Davenport, Pierson and Sidus Investment Management, LLC, a Delaware limited liability company (the "Other Party") submitted notice of nomination of directors for the annual meeting and filed a complaint with the Court of Chancery of the State of Delaware in and for New Castle County, which alleged breach of fiduciary duty and interference with the shareholder franchise with respect to the Company. The relief sought is an order declaring that Plaintiffs' nomination of directors for election to the board of directors is valid and allowing those nominations to be voted upon at the annual meeting and compelling the board of directors to move back the date of the annual meeting. Unless the Filing Parties prevail in the litigation, the Filing Parties have no current intention to make a general solicitation for proxies to vote shares. While the Filing Parties believe that they have meritorious claims in the litigation, if they are not successful in the litigation, they will have no right to nominate directors to be voted upon at the annual meeting.

          As a result of filing such complaint and submitting notice of nominations for directors, one or more of the Filing Parties may be deemed to have formed a "group" with the Other Party for purposes of Section 13(d) of the

Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, each of the Filing Parties may be deemed to be the beneficial owner of the shares of the Company's common stock beneficially owned by the Other Party as reported on its respective Schedule 13D or Schedule 13G. Each of the Filing Parties expressly disclaims beneficial ownership of the Company's common stock beneficially owned by the Other Party. Additionally, each of the Filing Parties expressly disclaims any assertion or presumption that such Filing Parties and the Other Party constitute a "group."

          Depending upon the Filing Parties' views of the Company's business and financial prospects and general market conditions, Davenport and Pierson may purchase additional Shares or dispose of Shares at any time or from time to time.


Item 7.   Exhibits.
          --------

          (A) Joint filing agreement, dated as of December 2, 2005 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus
               K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            December 2, 2005


                                            Oliver Press Investors, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                            Name:  Augustus K. Oliver
                                            Title: Managing Member


                                            Oliver Press Partners, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                            Name:  Clifford Press
                                            Title: Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Exhibit A

                             JOINT FILING AGREEMENT


         The undersigned agree that this Schedule 13D Amendment No. 1 relating to the shares of common stock of MatrixOne, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


Dated: December 2, 2005


                                            Oliver Press Investors, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                            Name:  Augustus K. Oliver
                                            Title: Managing Member


                                            Oliver Press Partners, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                            Name:  Clifford Press
                                            Title: Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press